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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRG Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Corporate Parkway, Suite 108
(No. and Street)

Amherst	New York	14226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Damian Weber (716) 247-5009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG+Partners CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Rochester	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRG Advisors, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LEIGH ANNE DODDS
Notary Public - State of Florida
Commission # GG 953309
My Comm. Expires Sep 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRG Advisors, Inc.

Financial Statements
and Supplemental Information
December 31, 2019

TRG ADVISORS, INC.

Table of Contents

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TRG Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TRG Advisors, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TRG Advisors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TRG Advisors Inc.'s management. Our responsibility is to express an opinion on TRG Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TRG Advisors Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TRG Advisors Inc.'s financial statements. The supplemental information is the responsibility of TRG Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

We have served as TRG Advisors, Inc.'s auditor since 2016.

Pittsford, New York

February 19, 2020

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

TRG ADVISORS, INC.

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	64,839
Commissions receivable		8,065
Total assets	$	72,904
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	18,537
Total liabilities		18,537
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		44,367
Total stockholder's equity		54,367
Total liabilities and stockholder's equity	$	72,904

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Statement of Income
For the Year Ended December 31, 2019

REVENUE		
Commission income	$	184,330
EXPENSES		
Payroll and related taxes		33,756
Professional fees		12,909
Occupancy expenses		9,736
Corporate travel		9,206
Technology		8,449
Employee benefits		6,536
Equipment lease		6,181
Regulatory and CRD fees		4,509
Telephone		2,603
Insurance expense		2,264
Office expense		1,686
Dues and subscriptions		115
Miscellaneous expense		3,030
Total expenses		100,980
INCOME BEFORE PROVISION FOR INCOME TAXES		83,350
PROVISION FOR INCOME TAXES		300
NET INCOME	$	83,050

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2019	$ 100	$ 9,900	$ 51,317	$ 61,317
Net income	-	-	83,050	83,050
Stockholder distributions	-	-	(90,000)	(90,000)
BALANCE, December 31, 2019	$ 100	$ 9,900	$ 44,367	$ 54,367

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	83,050
Adjustments to reconcile net income to net cash provided by operating activities:		
Net changes in operating assets and liabilities affecting cash flows:		
Commissions receivable		4,902
Commissions payable		(10,142)
Accounts payable and accrued expenses		(42,236)
Net cash provided by operating activities		35,574
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions		(90,000)
Net cash used in financing activities		(90,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(54,426)
CASH AND CASH EQUIVALENTS:		
Beginning of year		119,265
End of year	$	64,839
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$	300

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

TRG Advisors, Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker which does not take possession of customer funds or carry customer accounts. The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker/dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

Effective July 1, 2018, the Company's registered investment advisory (RIA) functions were transferred to TRG Advisors, Inc. Florida (TRG Florida), a Florida corporation formed in 2017 and owned by the Company's stockholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Receivables – Receivables consist of commissions due to the Company from various investment companies. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that the accounts receivable are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Income Taxes – The Company, with the approval of its stockholder, has elected to be taxed as an S Corporation for federal and state income tax purposes whereby the Company's income, deductions and tax attributes are included in the stockholder's individual tax returns. As a result, no provision for income taxes is reflected in the accompanying financial statements except for minimum state franchise taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability. As of December 31, 2019, the Company had no unrecognized tax benefits recorded in the financial statements. The Company may be subject to examination by taxing authorities, however at December 31, 2019 there were none in progress. Management believes the Company is no longer subject to audit for years prior to 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Advertising – The costs of advertising are expensed in the period incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In February 2016, the FASB issued Accounting Standards Update 2016-02, *Leases (Topic 842)* (ASU 2016-02), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either operating leases or financing leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. ASU 2016-02 was effective for the Company on January 1, 2019, however, adoption of the standard did not have a significant effect on the accompanying financial statements.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2020 and February 21, 2020, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of mutual funds and annuity investments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

3. REVENUE RECOGNITION *(Continued)*

The following table presents the Company's total commission revenue disaggregated by investment product category and by commission type for the year ended December 31, 2019:

Annuities: trail-based commissions	$	51,830
Mutual funds:		
Trail-based commissions		119,707
Sales-based commissions		11,205
Other		1,588
	$	184,330

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using market information and appropriate valuation methodologies. The Company's financial instruments consist of cash and cash equivalents, receivables and payables. At December 31, 2019, the amounts of these items in the accompanying statement of financial condition approximate their fair values as a result of their short maturities and liquidity.

Accounting principles generally accepted in the United States of America establish the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2019, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2019, the Company had net capital of $46,302, which was $41,302 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of 0.4003 to 1.

6. OPERATING LEASES

The Company leases office space from a relative of its stockholder pursuant to an operating lease agreement that requires monthly rental payments of $1,400. The agreement expired in June 2019, provides for automatic one-year renewal options, and is cancelable at any time upon 30 days notice. The Company also rented additional office space from an unrelated party on a month-to-month basis. Total rental expense was $9,736 for the year ended December 31, 2019 and is included in occupancy expenses in the accompanying statement of income.

Additionally, the Company leased certain equipment pursuant to an operating lease agreement that required monthly rental payments of approximately $724 through September 2019. Related equipment lease expense was $6,181 for the year ended December 31, 2019.

7. RETIREMENT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company provides matching contributions of 50% of the first 8% of employee compensation, as defined. The Company's related expense was $225 for the year ended December 31, 2019, which is included in employee benefits expense in the accompanying statement of income.

8. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with TRG Florida which provides for the reimbursement of certain common expenses. The agreement can be canceled by either party at any time upon providing seven days written notice. During the year ended December 31, 2019, the net expenses charged to the Company by TRG Florida were as follows:

Occupancy	$	11,746
Employee benefits		11,521
Corporate travel		9,206
Technology		8,385
Payroll		8,040
Insurance		2,264
Commissions		2,014
Other expenses		8,076
	$	61,252

8. RELATED PARTY TRANSACTIONS *(Continued)*

At December 31, 2019, the net amount owed to TRG Florida for these items was $7,587 which was included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Additionally, as stated in Note 6, the Company leases office space from a relative of the Company's stockholder.

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	54,367
Deduct: stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		54,367
Add:		
Liabilities subordinated to claims for general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		54,367
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition		(8,065)
Security demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions (tentative net capital)		46,302
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentration		-
Other		-
Net capital	$	46,302

(Continued)

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2019

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. liabilities from statement of financial condition	$	18,537
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	18,537

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	1,236
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of two)	$	5,000
Excess net capital (net capital less net capital requirement)	$	41,302
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	40,302
Percentage of aggregate indebtedness to net capital		40.03%

Reconciliation with computation included in Part IIA of FOCUS Report as of December 31, 2019

Net capital, as originally reported in the Company's Part II (unaudited) FOCUS Report	$	58,865
Audit adjustment to accrue accounting fees		(10,950)
Audit adjustment to adjust commissions payable to actual		6,452
Non-allowable assets (commission receivable)		(8,065)
Net capital per audited financial statements	$	46,302

(Concluded)

TRG ADVISORS, INC.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2019

To the best of my knowledge and belief, TRG Advisors, Inc. claims exemption from 17 C.F.R.§240.15c3-3, (k)(1) (the exemption provision) for the entire year ended December 31, 2019.

To the best of my knowledge and belief, TRG Advisors, Inc. has met the identified exemption provisions under 17 C.F.R.§240.15c3-3(k)(1) and (k)(2)(i) throughout the entire year ended December 31, 2019 as described in paragraph (d)(4)(iii) of this section without exception.

Paul Duggan, President

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TRG Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) TRG Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TRG Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(i) (exemption provisions) and (2) TRG Advisors, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year without exception. TRG Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRG Advisors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs PLLC

Pittsford, New York

February 19, 2020

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

TRG ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are not applicable since the Company is exempt from such rule pursuant to paragraphs (k)(1) and (k) (2)(i).